Mail Stop 0308
							March 11, 2005


Brian Woolf
Chairman and Chief Executive Officer
Cache, Inc.
1440 Broadway
New York, NY  10018


RE:	Cache, Inc.
	Item 4.01 Form 8-K filed February 16, 2005
            File No. 0-10345


Dear Mr. Woolf:

	     We have reviewed the above referenced filing and have the following comments. We welcome any questions you may have about our comments. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. We note that KMPG will decline to stand for re-appointment at a future date. You will need to file an amendment to this Form 8-K disclosing the date that KPMG ceases to be your principal accountant.
We would expect your amendment to be able to say that there were no disagreements through February 11, 2005 and there are still no disagreements through the last day of their engagement, if true. Please revise when appropriate.

2. Your filing did not include a comma in your corporate name on the cover of the filing; however, it appears from other information that it is part of your legal name. Please correct in future filings or advise.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



Brian Woolf
Cache, Inc.
March 11, 2005
Page 2




	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.



	The amendment should include an updated letter from the former accountants confirming that they agree with the revised disclosure, if true. Please file the supplemental information requested above as correspondence on EDGAR. Any questions regarding the above should be directed to me at (202) 942-1809, or in my absence, to Robert Benton at (202) 942-1811.

							Sincerely,



							Robert Burnett
						            Staff Accountant


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